

Jason Junge · 2nd

Helping your agents close customers while they are on your website/I.T. expert focused on Sales Growth/Company Builder

Phoenix, Arizona, United States · 500+ connections ·

Contact info

PointerTop Inc

Massachusetts Insti
Technology

Experience

CEO

PointerTop Inc
Jan 2016 – Present · 5 yrs
Phoenix, Arizona Area

PointerTop was created out of the frustration we felt as previous business owners in a high-touch marketplace to be missing out on the eCommerce wave. It seemed everyone else was able to get online easily and make money with exponential growth curves, except for us. Our products and services did not lend themselves well to selling on typical shopping sites, nor eBay, nor through affiliates, nor Amazon. Our products and services required trained salesman to sell, and we had to go through the expensive and painstaking work of building satellite offices in every region we wanted to sell, and then managing and training the personnel remotely. After extensive searching, we realized that what we needed simply did not ...**see mor**

CEO

Telexa Inc
Feb 2011 – Sep 2018 · 7 yrs 8 mos
Phoenix, AZ

Telecommunications services company offering brick-and-mortar, online, and call-center retail distribution, as well as software and services wholesale

CEO

Frontera Communications

Dec 2004 – Feb 2010 · 5 yrs 3 mos

Phoenix, Arizona Area

Fontera is one of the leading telecommunications service provider through online. We are dedicated to bringing you the latest information on internet, television, telephony, and wireless We are partner with best-of-breed, local telecommunications dealers and retailers, so they can fulfil your personal needs and requests while searching the best deals, Reliable pack ...**see mor**



Director Of Financial Strategy

Microsoft Corporation

Sep 2003 – Nov 2004 · 1 yr 3 mos

CEO

XyView, Inc

Aug 2002 – Aug 2003 · 1 yr 1 mo

Show 1 more experience ⌄

Education



Massachusetts Institute of Technology

Bachelors, Management Science and Mechanical Engineering



Northwestern University - Kellogg School of Management

MBA, Management Strategy

1999 – 2000



